

February 15, 2012

<u>Via E-mail</u>
Mr. Michael Murphy
Acting Chief Financial Officer
Diamond Foods, Inc.
600 Montgomery Street, 13th Floor
San Francisco, CA 94111

   Re: **Diamond Foods, Inc.**
      Form 10-K
      Filed September 15, 2011
      File No. 0-51439

Dear Mr. Murphy:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended July 31, 2011</u>

<u>Selected Financial Data, page 17</u>

1. We note the guidance per Item 301 of Regulation S-K allows for the presentation of additional items that would enhance an investor's understanding of and would highlight other trends in a registrant's financial condition and results of operations. Separately, we note that you have previously presented the volume of walnuts received and your walnut sales as a percentage of total gross sales in historical filings made pursuant to both the Securities Act and the Exchange Act. Please explain to us the factors you considered in deciding to discontinue the disclosure of this information in your filings. Also, please tell us how you considered providing similar disclosure for other raw materials used in your operations. Please provide a discussion of qualitative and quantitative factors considered in reaching your conclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Summary, page 17

2. You state on page 6 that you purchase walnuts between August and February, but the disclosure on page 18 states that you receive them from September to November. Please expand your disclosure in these locations to clearly distinguish between when walnuts are received and when they are purchased, and to clearly explain why there are differences in when these events occur.

Results of Operations, page 20

3. Please revise the discussions of your operating results to provide additional information regarding the year-over-year impact of changes to "Net sales by channel" to correspond with the disclosure in your segment reporting footnote and elsewhere in your filing (i.e., provide additional detail regarding net sales for "Snack" and "Culinary and Retail In-shell").

4. Please expand your discussion of net sales for each period to provide additional detail separately quantifying the underlying causes of changes in net sales and gross profit for each of your product categories. Your revised disclosure should provide quantitative information regarding the impact of changes in prices, quantities sold, product mix (including the introduction of new products), and sales incentives. Refer to Item 303(a) of Regulation S-K and, for further guidance, Section III.D. of SEC Release 33-6835.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 – Earnings Per Share, page 40

5. We note that the number of weighted-average shares outstanding used to calculate basic earnings per share for the fiscal year ended July 31, 2011 was 21,577,000 shares. We also note that the number of shares outstanding at July 31, 2010 (i.e., 21,891,928 shares) was greater than the number of weighted-average shares used to calculate basic earnings per share for the fiscal year ended July 31, 2011. Please provide us with your calculation of the weighted-average number of common shares outstanding used to calculate basic earnings per share as of July 31, 2011. Refer to FASB ASC 260-10-45-10.

Note 10 – Income Taxes, page 44

6. We note that your reconciliation of tax expense to the statutory rate for fiscal years 2011 and 2010 includes adjustments for "Changes in tax rates" and "Net benefit of certain interest."

Please provide additional disclosure explaining the nature of these line items. Refer to FASB ASC 740-10-50-12.

Note 12 – Segment Reporting, page 47

7. Please provide us with a detailed analysis supporting your determination that you operate in a single reportable operating segment in accordance with FASB ASC 280-10-50. As part of your response:

  - Identify for us your chief operating decision maker (CODM) and explain the factors you considered in determining the CODM;

  - Describe for us the processes through which the CODM makes resource allocation decisions and assesses performance and provide copies of the reports or information used in connection with these functions for the year ended July 31, 2011;

  - Provide a copy of the information provided to your board of directors for the periods for which you are providing CODM reports; and,

  - Provide a copy of your organization chart which identifies your CODM and any positions, roles or functions that report to the CODM.

8. We note your disclosure here of "net sales by channel." Please explain to us how these "channels" were determined pursuant to FASB ASC 280-10-50-40. In addition, we note that you make specific reference to revenue from your individual brand offerings in your operating results news releases and earnings calls. Please tell us why you have not disclosed information by brand within your "Snack" category. Also, please tell us how you considered disclosing sales by specific product (e.g., sales of walnuts, almonds, popcorn, etc).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

  - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 with any questions.

Sincerely,

/s/ Brad Skinner for

Ethan Horowitz
Branch Chief